FOREVER ZEN LTD.
960 12TH STREET SOUTH
LETHBRIDGE, AB T1J 2S7 CANADA
Phone: (866) 860-0707

March 9, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549-3561

Attn:       Jay Ingram, Legal Brand Chief

Re:           Forever Zen Ltd.
Registration Statement on Form S-1
Your File No. 333-171637

Dear Mr. Ingram:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated February 4, 2011 by Jessica Dickerson, Staff Attorney of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Forever Zen Ltd.

By:          /s/ Churyl Kylo
Churyl Kylo
Chief Executive Officer